SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4

______________________________________________________________________________

O.A.K. FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67081P 10 5

(CUSIP Number)
Steven J. Tjapkes, Esq.
Clark Hill PLC
200 Ottawa Ave. N.W., Suite 500
Grand Rapids, MI 49503
(616) 608-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Willard J. Van Singel Trust

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)

OO
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
41,298.4257
(8)Shared Voting Power
68,883.68
(9)Sole Dispositive Power
41,298.4257
(10)Shared Dispositive Power
68,883.68
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
110,182.1057
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
4.08%
(14)Type of Reporting Person (See Instructions)
OO

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Gordon J. Van Singel
(as trustee of the Willard J. Van Singel Trust)

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)

OO
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
41,298.4257
(8)Shared Voting Power
68,883.68
(9)Sole Dispositive Power
41,298.4257
(10)Shared Dispositive Power
68,883.68
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
110,182.1057
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
4.08%
(14)Type of Reporting Person (See Instructions)
IN

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Willard J. Van Singel 2008 Grantor Retained Annuity Trust

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)

Not applicable
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
46,755.8443
(8)Shared Voting Power
0
(9)Sole Dispositive Power
46,755.8443
(10)Shared Dispositive Power
0
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
46,755.8443
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
1.73%
(14)Type of Reporting Person (See Instructions)
OO

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Gordon J. Van Singel
(as Co-trustee of the Willard J. Van Singel 2008 Grantor Retained Annuity Trust)

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)

Not applicable
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
46,755.8443
(8)Shared Voting Power
0
(9)Sole Dispositive Power
46,755.8443
(10)Shared Dispositive Power
0
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
46,755.8443
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
1.73%
(14)Type of Reporting Person (See Instructions)
IN

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

John A. Van Singel
(as Co-trustee of the Willard J. Van Singel 2008 Grantor Retained Annuity Trust)

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)

Not applicable
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
46,755.8443
(8)Shared Voting Power
0
(9)Sole Dispositive Power
46,755.8443
(10)Shared Dispositive Power
0
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
46,755.8443
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
1.73%
(14)Type of Reporting Person (See Instructions)
IN

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Willard J. Van Singel Marital Trust

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)

Not applicable
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
68,989
(8)Shared Voting Power
0
(9)Sole Dispositive Power
68,989
(10)Shared Dispositive Power
0
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
68,989
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
2.55%
(14)Type of Reporting Person (See Instructions)
OO

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Gordon J. Van Singel
(as Trustee of the Willard J. Van Singel Marital Trust)

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)

Not applicable
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
68,989
(8)Shared Voting Power
0
(9)Sole Dispositive Power
68,989
(10)Shared Dispositive Power
0
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
68,989
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
2.55%
(14)Type of Reporting Person (See Instructions)
IN

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Van Singel Holdings, LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)
not applicable
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
68,883.68
(8)Shared Voting Power
0
(9)Sole Dispositive Power
68,883.68
(10)Shared Dispositive Power
0
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
68,883.68
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
2.54%
(14)Type of Reporting Person (See Instructions)

OO

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Van Singel Family Foundation

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)
not applicable
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
34,495
(8)Shared Voting Power
0
(9)Sole Dispositive Power
34,495
(10)Shared Dispositive Power
0
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
34,495
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
1.28%
(14)Type of Reporting Person (See Instructions)

CO

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Gordon J. Van Singel

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)

Not applicable
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
5,981
(8)Shared Voting Power
260,421.95
(9)Sole Dispositive Power
5,981
(10)Shared Dispositive Power
260,421.95
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
266,402.95
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
9.86%
(14)Type of Reporting Person (See Instructions)
IN

CUSIP No.	67081P 10 5

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

John A. Van Singel

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒

(3) SEC Use Only

(4) Source of Funds (See Instructions)

Not applicable
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)Sole Voting Power
16,533
(8)Shared Voting Power
150,134.5243
(9)Sole Dispositive Power
16,533
(10)Shared Dispositive Power
150,134.5243
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
166,667.5243
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)
6.17%
(14)Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

No material change.  The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the common stock, par value $1.00 per share (the “Common Stock”), of O.A.K. Financial Corporation, a Michigan corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 2445 – 84th Street, S.W., Byron Center, MI 49315.

Item 2. Identity and Background

This Amendment No. 4 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on December 13, 2004, the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on August 5, 2008, the Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on October 27, 2006, and the Amendment No. 3 to Schedule 13D (“Amendment No. 3”, and collectively with the Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D Filings”) filed with the Securities and Exchange Commission on July 7, 2009.  This Amendment No. 4 is being filed on behalf of the Willard J. Van Singel Trust (the “Willard J. Van Singel Trust”), Gordon J. Van Singel, Trustee of the Willard J. Van Singel Trust, the Willard J. Van Singel 2008 Grantor Retained Annuity Trust (the “Willard J. Van Singel GRAT”), John A. Van Singel and Gordon J. Van Singel, Co-Trustees of the Willard J. Van Singel GRAT, the Willard J. Van Singel Marital Trust (the “Willard J. Van Singel Marital Trust”), Gordon J. Van Singel, Trustee of the Willard J. Van Singel Marital Trust, Van Singel Holdings, LLC, a Michigan limited liability company (“Van Singel Holdings”), Van Singel Family Foundation, a Michigan nonprofit corporation (the “Family Foundation”), Gordon J. Van Singel, and John A. Van Singel with respect to the Common Stock of the Issuer.  The seven persons are collectively referred to as the “Reporting Persons”.  The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached as Exhibit 1 hereto, and incorporated by reference herein.

The address of the Willard J. Van Singel Trust, the Willard J. Van Singel GRAT, the Willard J. Van Singel Marital Trust and Gordon J. Van Singel is 7261 Brooklyn SE, Grand Rapids, Michigan 49508, United States of America.

The address of John A. Van Singel is 2201 Pleasant Pond SW, Byron Center, Michigan 49315, United States of America.

The principal office of the Family Foundation is 2201 Pleasant Pond SW, Byron Center, Michigan 49315.  The principal business of the Family Foundation is that of a nonprofit corporation.  John A. Van Singel and Gordon J. Van Singel are each members of the Board of Directors of the Family Foundation.

The principal office of Van Singel Holdings is 2201 Pleasant Pond SW, Byron Center, Michigan 49315.  The principal business of Van Singel Holdings is that of a limited liability company, currently focusing on management of investments.  John A. Van Singel is the Manager of Van Singel Holdings.  John A. Van Singel, Gordon J. Van Singel and the Willard J. Van Singel Trust are members of Van Singel Holdings.  Gordon J. Van Singel is the sole trustee of the Willard J. Van Singel Trust.

During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No material change.

Item 4. Purpose of Transaction

No material change.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by the following paragraph:

Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, there are 2,703,009 shares of Common Stock outstanding.  Based on the foregoing, the 41,298.4257 shares of Common Stock owned by the Willard J. Van Singel Trust represents approximately 1.53% of the Common Stock issued and outstanding (the “Willard J. Van Singel Trust Shares”), the 46,755.8443 shares of Common Stock owned by the Willard J. Van Singel GRAT represents approximately 1.73% of the Common Stock issued and outstanding (the “Willard J. Van Singel GRAT Shares”), the 68,989 shares of Common Stock owned by the Willard J. Van Singel Marital Trust represents approximately 2.55% of the Common Stock issued and outstanding (the “Willard J. Van Singel Martial Trust Shares”), the 68,883.68 shares of Common Stock owned by Van Singel Holdings represents approximately 2.54% of the Commons Stock issued and outstanding (the “Van Singel Holdings Shares”), the 34,495 shares of Common Stock owned by the Family Foundation represents approximately 1.28% of the Common Stock issued and outstanding (the “Family Foundation Shares”), the 5,981 shares of Common Stock owned by Gordon J. Van Singel represents approximately 0.22% of the Commons Stock issued and outstanding (the “Gordon J. Van Singel Shares”) and the 16,533 shares of Common Stock owned by John A. Van Singel represents approximately 0.61% of the Commons Stock issued and outstanding (the “John A. Van Singel Shares”).  Collectively, the 282,935.95 shares beneficially owned by the Reporting Persons represents approximately 10.46% of the Common Stock issued and outstanding (the “Subject Shares”).  The Subject Shares are comprised of the Willard J. Van Singel Trust Shares, the Willard J. Van Singel GRAT Shares, the Willard J. Van Singel Marital Trust Shares, the Van Singel Holdings Shares, the Family Foundation Shares, the Gordon J. Van Singel Shares and the John A. Van Singel Shares.

The Willard J. Van Singel Trust will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Willard J. Van Singel Trust Shares.  As trustee of the Willard J. Van Singel Trust, Gordon J. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Willard J. Van Singel Trust Shares.  Gordon J. Van Singel does not own any of the Willard J. Van Singel Trust Shares, and disclaims any beneficial ownership of the Willard J. Van Singel Trust Shares.

The Willard J. Van Singel GRAT will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Willard J. Van Singel GRAT Shares.  As co-trustees of the Willard J. Van Singel GRAT, Gordon J. Van Singel and John A. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Willard J. Van Singel GRAT Shares.  Gordon J. Van Singel and John A. Van Singel do not own any of the Willard J. Van Singel GRAT, and disclaim any beneficial ownership of the Willard J. Van Singel GRAT Shares.

The Willard J. Van Singel Marital Trust will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Willard J. Van Singel Marital Trust Shares.  As trustee of the Willard J. Van Singel Martial Trust, Gordon J. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Willard J. Van Singel Marital Trust Shares.  Gordon J. Van Singel does not own any of the Willard J. Van Singel Martial Trust Shares, and disclaims any beneficial ownership of the Willard J. Van Singel Marital Trust Shares.

Van Singel Holdings will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Van Singel Holdings Shares.  As members of Van Singel Holdings, the Willard J. Van Singel Trust, Gordon J. Van Singel and John A. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Van Singel Holdings Shares, and as Manager of Van Singel Holdings, John A. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Van Singel Holdings Shares.  None of the Willard J. Van Singel Trust, Gordon J. Van Singel or John A. Van Singel owns any of the Van Singel Holdings Shares and each such entity and/or individual disclaims any beneficial ownership of the Van Singel Holdings Shares (and any shares of Common Stock held by Van Singel Holdings).

The Family Foundation will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Family Foundation Shares.  As directors of the Family Foundation, Gordon J. Van Singel and John A. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Family Foundation Shares.  Neither of Gordon J. Van Singel or John A. Van Singel owns any of the Family Foundation Shares and each such individual disclaims any beneficial ownership of the Family Foundation Shares (and any shares of Common Stock held by the Family Foundation).

Gordon J. Van Singel’s individual holdings in the Issuer include: (a) 958 shares individually owned, (b) 102 shares owned by his personal IRA, of which Gordon J. Van Singel is the beneficiary, (c) 1,679 shares owned jointly with his wife, Anne Van Singel, (d) 1,621 shares as custodian of an UGMA for the benefit of his son, Christian Van Singel, and (e) 1,621 shares as custodian of an UGMA for the benefit of his son, David Van Singel.  By virtue of Gordon J. Van Singel’s position as trustee of the Willard J. Van Singel Trust (which trust is also a member of Van Singel Holdings), co-trustee of the Willard J. Van Singel GRAT, trustee of the Willard J. Van Singel Marital Trust, director of the Family Foundation, and as a member of Van Singel Holdings, Gordon J. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Willard J. Van Singel Trust Shares and/or the Willard J. Van Singel GRAT Shares and/or the Willard J. Van Singel Martial Trust Shares and/or the Van Singel Holdings Shares and/or the Family Foundation Shares.  Gordon J. Van Singel disclaims any beneficial ownership of any of the Willard J. Van Singel Trust Shares, the Willard J. Van Singel GRAT Shares, the Willard J. Van Singel Marital Trust Shares, the Van Singel Holdings Shares, and the Family Foundation Shares.

John A. Van Singel’s individual holdings in the Issuer include: (a) 15,730 shares individually owned and, (b) 803 shares owned by jointly with his wife, Linda Van Singel.  By virtue of John A. Van Singel’s position as the Manager of Van Singel Holdings, as a member of Van Singel Holdings, as a director of the Family Foundation, and as a co-trustee of the Willard J. Van Singel GRAT, John A. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Van Singel Holdings Shares and/or the Family Foundation Shares and/or the Willard J. Van Singel GRAT Shares.  John A. Van Singel disclaims any beneficial ownership of any of the Van Singel Holdings Shares, the Family Foundation Shares, and the Willard J. Van Singel GRAT Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of the Common Stock of the Issuer other than the Subject Shares.

The trading dates, number of shares of Common Stock sold and the price per share for all transactions by the Reporting Persons in the shares of Common Stock of the Issuer within the last 60 days, which were all sold in brokered transactions, are set forth below:

DATE	QTY	COST PER SHARE	TOTAL $
Willard J. Van Singel Trust

December 18, 2009	195	$18.27	$3,562.65
December 21, 2009	1,751	$17.50	$30,642.50
Total Willard Van Singel Trust	1,946		$34,205.15

Willard J. Van Singel GRAT

December 18, 2009	250	$18.27	$4,567.50
December 21, 2009	2,257	$17.50	$39,497.50
Total Willard J. Van Singel GRAT	2,507		$44,065.00

Willard J. Van Singel Marital Trust

December 18, 2009	370	$18.27	$6,759.90
December 21, 2009	3,328	$17.50	$58,240.00
Total Willard J. Van Singel Marital Trust	3,698		$64,999.90

Family Foundation

December 18, 2009	185	$18.27	$3,379.95
December 21, 2009	1,664	$17.50	$29,120.00
Total Family Foundation	1,849		$32,499.95

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 1	Joint Filing Agreement, by and among the Reporting Persons, dated January 15, 2010.

Signatures.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

January 15, 2010
Date

WILLARD J VAN SINGEL TRUST

/s/ Gordon J Van Singel
By: Gordon J Van Singel, Trustee

WILLARD J VAN SINGEL 2008 GRANTOR RETAINED ANNUITY TRUST

/s/ Gordon J Van Singel
By: Gordon J Van Singel, Co-Trustee

/s/ John A Van Singel
By: John A Van Singel, Co-Trustee

WILLARD J VAN SINGEL MARITAL TRUST

/s/ Gordon J Van Singel
By: Gordon J Van Singel, Trustee

VAN SINGEL FAMILY FOUNDATION

/s/ Gordon J Van Singel
By: Gordon J Van Singel, Director

/s/ John A Van Singel
By: John A Van Singel, Director

VAN SINGEL HOLDINGS, LLC

/s/ John A Van Singel
By: John A Van Singel, its Manager

GORDON J VAN SINGEL

/s/ Gordon J Van Singel

JOHN A VAN SINGEL

/s/ John A Van Singel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).